UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2008

        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated May 22, 2008.

Exhibit 99.1

Golar LNG Q1 2008 results announcement and presentation

Golar's 1st Quarter 2007 results will be released on Thursday, May 29, 2008. In connection with this a webcast presentation will be held at 3.30 P.M (London Time) on Thursday, May 29, 2008. This will be followed by Q&A session. The presentation will be available to download from the Investor Relations section at www.golarlng.com

To listen you may do one of the following:

a. Webcast

Go to the Investor Relations section at www.golarlng.com and click on the link to "Webcast". To listen to the conference call from the web, you need to have installed Windows Media Player, and you need to have a sound card on your computer.

b. Teleconference

Call-in numbers:
Norway Free call 800 196 40
International call +44 207 806 1953
UK Free call 0800 028 1243
USA Free call 1888 935 4575

The participants will be asked for their name and conference ID. The Golar conference ID is 4292860.

There will be a Q&A session after the presentation. Information on how to ask questions will be given at the beginning of the Q&A session.

Please download the presentation material from www.golarlng.com to view it while listening to the conference.

If you are not able to participate at the time of the call, you can either listen to a replay of the conference call on www.golarlng.com (Investor Relations), or listen to a playback by dialing:

International call +44 20 7806 1970
UK Free call 0800 559 3271
USA Free call 1866 883 4489
- followed by replay access number 4292860#

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: May 22, 2008	By:	/s/ Graham Robjohns Graham Robjohns Chief Financial Officer